FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 July 2008

GRUPO FINANCIERO HSBC, S.A. DE C.V.

FIRST HALF 2008 FINANCIAL RESULTS - HIGHLIGHTS

  Net income for the first half of 2008 was MXN2,854 million, up 13.6 per cent compared with MXN2,512 million for the same period in 2007.

  Total operating income (excluding loan impairment charges) for the first half of 2008 was MXN18,684 million, up MXN2,328 million or 14.2 per cent compared with MXN16,356 million for the same period in 2007*.

  Net operating income for the first half of 2008 was MXN1,435 million, down MXN810 million compared to the same period of 2007.

  Net loans and advances to customers were MXN183.8 billion at 30 June 2008, up MXN9.1 billion, or 5.2 per cent, compared with MXN174.7 billion recorded at 30 June 2007.

  Total customer demand and time deposits were MXN261.6 billion at 30 June 2008, up MXN30.2 billion or 13.0 per cent, compared with MXN231.4 billion at 30 June 2007.

  The cost efficiency ratio was 58.1 per cent in the first half of 2008, compared to 60.5 per cent for the same period of 2007*.

  Return on equity was 15.1 per cent in the first half of 2008, compared with 14.5 per cent for the same period in 2007.

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file periodic financial information on a quarterly basis (in this case for the quarter ended June 30 2008) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles). With effect from January 1, 2008, in accordance with Financial Information Standard B-10, "Effects of Inflation", the effects of inflation in financial statements cannot be recognized. This is due to the change from an inflationary to a non-inflationary economic environment. The comparative figures of the financial statements of periods prior to 2008 are expressed in monetary units with purchasing power at December 31, 2007.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc (HSBC Group).

* For comparative purposes, the monetary position result has been excluded from 2007 figures.

Grupo Financiero HSBC, S.A. de C.V.	Overview

Overview

The net income of Grupo Financiero HSBC, S.A. de C.V. was MXN2,854 million in the first half of 2008, up MXN342 million compared with the net income for the same period in 2007.

In an environment characterized by economic deceleration, inflationary pressures and greater market volatility, the bank's results reflect selective growth of assets and expense control, as well as a flexible pricing strategy for products. Credit quality, particularly of credit card and revolving credit portfolios, has deteriorated in the first half of 2008 and, consequently, income was affected by the significant increase in loan impairment charges. The performance of our subsidiaries, particularly HSBC Seguros, added to the results, with a contribution of 18.5 per cent of total net income.

Net interest income increased by MXN2,085 million in the six months to 30 June 2008 to MXN12,529 million, which represents growth of 20.0 per cent compared to the same period in 2007*. This increase was driven by growth in the consumer loan portfolio, particularly in credit cards and the commercial portfolio, which contributed MXN1,323 million and MXN633 million respectively.

Net fee income was MXN5,822 million in the first half of 2008, an increase of 13.9 per cent over the same period in 2007. Increased fee income from credit cards, trade services, membership programs, ATMs, payments and cash management, investment funds and card acquiring contributed significantly to the growth in the period.

Trading income was MXN333 million in the first half of 2008, MXN467 million or 58.4 per cent lower compared to the same period in 2007. The increase in longer-term interest rates  observed in the last two months affected the mark to market of the bond positions, resulting in lower income.

In this period, particular emphasis has been placed on the expense control policy. Administrative expenses increased in the first half of 2008 by MXN960 million, compared to the same period in 2007, reflecting a combination of selective investment, with improvements in productivity and more efficient expense control. Part of the increase is attributable to higher promotion expenses for the Tu Cuenta packaged product, the on-going strengthening of the technological infrastructure and loan recovery service costs. Staff expenses rose in line with our business growth investment strategy. The cost efficiency ratio* improved by 2.4 percentage points to 58.1 per cent, with revenue growth of 14.2 per cent exceeding expense growth of 9.7 per cent.

Other income increased MXN1,296 million to MXN2,189 million in the first half of 2008. This growth is primarily due to extraordinary income of MXN1,045 million received during the first half of 2008 from the sale of VISA Inc. stock, as a result of the company's global Initial Public Offering ("IPO"), and MXN114 million following the sale of HSBC's shares in the Mexican Stock Exchange ("BMV") to the exchange prior to BMV's IPO.

Loan impairment charges increased by MXN2,463 million in the first half of 2008 compared with the same period in 2007. This increase is due to greater requirements for impairment charges as a result of portfolio growth and increased credit card reserves, in line with the expansion of the credit card portfolio, as well as higher delinquency in this portfolio and loans to individuals and small businesses. This increase in loan impairment charges is consistent with market trends and also reflects the cost of HSBC's strategy to grow organically in areas in which the bank had previously been under represented. HSBC's allowance for loan losses as a percentage of impaired loans was 124.2 per cent at 30 June 2008, compared to 146.2 per cent for the same period in 2007.

Regular reviews of the credit quality of new business are undertaken to ensure close control of customer acquisition channels, including external referring agencies. Adjustments have also been made to the credit underwriting models to improve the portfolio credit quality. At the same time, we continue to strengthen our collection capabilities.

Loans to government entities have decreased by MXN6,791 million compared to the same period in 2007 as a result of several repayments made by government entities.

The Bank's capital ratio at June 30 2008 was 13.5 per cent.

Business highlights

Personal Financial Services  reported stable growth in consumer loans, mainly through leveraging its customer relationship management capabilities. In the first half of 2008, our credit card portfolio continued to increase as a result of the implementation of the bank's strategy to grow organically, delivering a rising market share, from 9.0 to 10.8 per cent compared to the same period last year1. Personal and payroll loans were other areas that contributed to the growth in the consumer portfolio, showing an increase of 20.5 per cent in the first half of 2008 compared to the same period in 2007.

Deposit growth has been strong during the first half of 2008, increasing 9.8 per cent compared to the same period in 2007. Time deposits increased 13.8 per cent compared to the same period in 2007, and comprise 53.5 per cent of total deposits. Net interest income related to deposits has increased 7.5 per cent compared to the same period in 2007.

Higher consumer loan volumes, particularly credit cards, also contributed to an increase in net interest income.

Commercial Banking  in Mexico saw an increase in lending balances of 15.7 per cent compared to the first half of 2007, due mainly to strong growth in factoring businesses, trade services, real estate projects and the State and Municipal sectors.

The favorable performance of the commercial portfolio is combined with greater growth in the deposit base, with an annual increase of 17.2 per cent compared with the same period in 2007.

Driven by the HSBC Group's broad geographic presence and enhanced product capabilities our trade services market share increased by 2.7 percentage points compared to the same period in 2007, to reach 17.7 per cent2. The strong performance of our factoring services business has been augmented by improving processes and products designed to meet our customers' needs, such as the Export Factoring product.

Global Banking and Markets is committed to carry on developing efficient financial solutions for Mexican clients by building on the Group's experienced global network. During the period, Global Banking and Markets launched Custodial Services, as part of the range of products offered to Mexican clients in order to increase its penetration in the corporate market in Mexico.

Global Banking focused its activities in Debt Capital Markets and Project Finance deals with its Global Clients, achieving increases of 36.4 per cent and 294.7 per cent respectively, compared to the same period in 2007. The most significant deals during the first half of 2008 were related to debt capital markets, syndicated finance, trade services, loans, derivatives and foreign exchange transactions. As result of its increased penetration in the market, HSBC Mexico achieved second place in the June 2008 Debt Capital Markets League Tables.

Foreign exchange gains increased 14.6 per cent in the first six months to 30 June 2008 compared to same period of 2007, benefiting from the volatility experienced in the markets and the strong foreign exchange flows generated by the branch network.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is Mexico's fourth largest banking and financial services institution with 1,332 branches, 5,875 ATMs, approximately 9.1 million customer accounts and more than 22,800 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc. Headquartered in London, UK, the HSBC Group serves over 128 million customers worldwide through 10,000 properties in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,354 billion at 31 December 2007, HSBC is one of the world's largest banking and financial services organisations. With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by about 200,000 shareholders in over 100 countries and territories. HSBC is marketed worldwide as 'the world's local bank''.

1 Source: HSBC analysis, based on Mexican Banks Association (ABM) figures as of May 2008 for the six largest banks.

2 Source: HSBC analysis, based on Mexican Banking and Securities Commission Statistical Bulletin, figures at March 2007.

For further information contact:

London
Richard Lindsay	Danielle Neben
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7991 1555	Telephone: +44 (0)20 7992 1938

Mexico City
Roy Caple	Yordana Aparicio
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 6060	Telephone: +52 (55) 5721 5192

Grupo Financiero HSBC, S.A. de C.V.	Co nsolidated Balance Sheet

Figures in MXN millions	GROUP		BANK
	30 June 2008	30 June 2007	30 June 2008	30 June 2007
Assets

Cash and deposits in banks	51,596	51,394	51,596	51,394

Investment in securities	82,415	63,264	81,730	62,158
Trading securities	50,311	29,745	50,209	28,639
Available-for-sale securities	28,080	29,388	27,497	29,388
Held to maturity securities	4,024	4,131	4,024	4,131

Securities and derivative operations	16,260	86	16,252	81
Repurchase agreements	42	86	34	81
Derivative transactions	16,218	-	16,218	-

Performing loans
Commercial loans	72,561	68,263	72,561	68,263
Loans to financial intermediaries	14,596	7,238	14,596	7,238
Consumer loans	47,872	43,403	47,872	43,403
Mortgage loans	19,490	20,249	19,490	20,249
Loans to government entities	31,428	38,219	31,428	38,219
Total performing loans	185,947	177,372	185,947	177,372
Impaired loans
Commercial loans	2,246	1,870	2,246	1,870
Consumer loans	5,432	2,583	5,432	2,583
Mortgage loans	1,370	1,357	1,370	1,357
Total impaired loans	9,048	5,810	9,048	5,810
Gross loans and advances to customers	194,995	183,182	194,995	183,182
Allowance for loan losses	(11,238)	(8,492)	(11,238)	(8,492)
Net loans and advances to customers	183,757	174,690	183,757	174,690
Other accounts receivable	30,421	25,755	30,313	25,604
Foreclosed assets	80	67	80	67
Property, furniture and equipment, net	6,419	6,209	6,407	6,196
Long-term investments in equity securities	3,263	3,168	121	148
Deferred taxes	1,8 05	202	1,810	155
Goodwill	2,749	2,749	-	-
Other assets, deferred charges and intangibles	2,087	1,001	2,057	967
Total assets	380,8 52	328,585	374,123	321,460

Grupo Financiero HSBC, S.A. de C.V.	Co nsolidated Balance Sheet
(continued)

Figures in MXN millions	GROUP		BANK
	30 June 2008	30 June 2007	30 June 2008	30 June 2007
Liabilities
Deposits	265,849	235,786	266,019	237,456
Demand deposits	127,004	128,483	127,174	130,152
Time deposits	134,591	102,925	134,591	102,925
Bonds	4,254	4,378	4,254	4,379

Bank deposits and other liabilities	9,529	10,114	9,529	10,114
On demand	1,031	464	1,031	464
Short-term	5,996	6,320	5,996	6,320
Long-term	2,502	3,330	2,502	3,330

Securities and derivative transactions	15,70 5	13,626	15,697	13,62 1
Repurchase agreements	5 3	57	45	5 2
Securities deliverable under loan t ransactions	-	13,538	-	13,538
Derivative transactions	15,652	31	15,652	31

Other accounts payable	49,98 0	30,840	49,744	30,65 8
Income tax and employee profit sharing payable	1,595	1,320	1,540	1,274
Sundry creditors and other accounts p ayable	48,38 5	29,520	48,204	29,38 4

Subordinated debentures outstanding	2,201	2,279	2,201	2,279

Deferred credits	480	220	480	220

Total liabilities	343,744	292,865	343,670	294,348

Equity

Paid in capital	21,466	21,466	15,883	13,533
Capital stock	8,210	8,210	4,272	4,079
Additional paid in capital	13,256	13,256	11,611	9,454

Other reserves	15,6 38	14,233	14,568	13,559
Capital reserves	1,442	1,162	12,797	14,077
Retained earnings	11,679	18,827	-	-
Result from the Mark-to-Market of available-for-sale securities	(201)	-	(296)	(88)
Cumulative effect of restatement	-	(3,989)	-	(3,593)
Gains on non-monetary asset v aluation	-	(4,279)	-	1,185
Adjustment in the employee pension	(136)	-	(136)	-
Net income	2,854	2,512	2,203	1,978
Minority interest in capital	4	21	2	20
Total equity	37,1 08	35,720	30,453	27,112
Total liabilities and equity	380,8 52	328,585	374,123	321,460

Grupo Financiero HSBC, S.A. de C.V.	Co nsolidated Balance Sheet
(continued)

Figures in MXN millions	GROUP
	30 June 2008	30 June 2007
Memorandum accounts

Transactions on behalf of third parties	58,094	101,007

Customer current accounts	11	(132))
Customer bank	1	3
Settlement of customer securities and documents	10	(135)
Customer securities	27,325	73,523
Customer securities in custody	27,316	73,517
Pledged customers securities and documents	9	6
Transactions on behalf of customers	2,593	2,400
Customer repurchase transactions	2,593	2,400
Other transactions on behalf of customers	28,165	25,216
Investment on behalf of customers, net	28,165	25,216
Other memorandum accounts	631,701	399,732
Investment of the SAR funds	-	3,645
Integrated loan portfolio	204,111	191,910
Other memorandum accounts	427,590	204,177

Transactions for the group's own accounts	1,809,234	1,459,479

Accounts for the group's own registry	1,809,245	1,459,450
Guarantees granted	34	49
Irrevocable lines of credit granted	9,081	8,679
Goods in trust or mandate	188,624	123,723
Goods in custody or under administration	305,140	57,030
Amounts committed in transactions with Fobaproa	143	152
Amounts contracted in derivative operations	1,306,093	1,265,622
Securities in custody	-	4,062
Other contingent obligations	130	13 3

Repurchase/resale agreements
Securities receivable under repos	35,008	43,263
(less) Repurchase agreements	35,027	43,282
	(19))	(19))

Reverse repurchase agreements	12,595	7,498
(less) Securities deliverable under repos	12,587	7,450
	8	48

Grupo Financiero HSBC, S.A. de C.V.	Co nsolidated Balance Sheet
(continued)

Figures in MXN millions	BANK
	30 June 2008	30 June 2007
Memorandum accounts

Guarantees granted	34	49
Other contingent obligations	130	134
Irrevocable lines of credit granted	9,081	8,679
Goods in trust or mandate	188,624	123,723
Goods in custody or under administration	301,195	57,030
Third party investment banking operations, net	28,165	25,216
Amounts committed in transactions with Fobaproa	143	152
Amounts contracted in derivative operations	1,306,093	1,265,623
Investments of retirement savings system funds	-	3,645
Integrated loan portfolio	204,111	191,910
Other control accounts	427,589	190,636
	2,465,165	1,866,797

Securities receivable under repos	32,423	40,867
(less) Repurchase agreements	(32,434))	(40,882))
	(11))	(15)

Reverse repurchase agreements	10,002	5,098
(less) Securities deliverable under repos	(10,002))	(5,054))
	-	44

Securities deliverable under loan transactions	-	13,538
	-	13,538

Grupo Financiero HSBC, S.A. de C.V.	Co nsolidated I ncome Statement

Figures in MXN millions	GROUP		BANK
	30 June 2008	30 June 2007	30 June 2008	30 June 2007

Interest income	18,903	15,614	18,880	15,523
Interest expense	(6,374)	(5,170)	(6,375)	(5,139)
Monetary position (margin), net	-	(285)	-	(261)
Net interest income	12,529	10,159	12,505	10,123

Loan impairment charges	(6,392)	(3,929)	(6,392)	(3,929)
Risk-adjusted net interest income	6,137	6,230	6,113	6,194

Fees and commissions receivable	6,396	5,678	5,968	5,289

Fees payable	(574)	(566)	(557)	(559)

Trading income	333	800	328	796

Total operating income	12,292	12,142	11,852	11,720

Administrative and personnel expenses	(10,857)	(9,897)	(10,457)	(9,615)

Net operating income	1,435	2,245	1,395	2,105

Other income	2, 520	1,460	2,549	1,502
Other expenses	(331)	(567)	(478)	(566)
Net income before taxes	3, 624	3,138	3,466	3,041

Income tax and employee profit sharing tax	(2,336)	(1,636)	(2,285)	(1,607)
Deferred income tax	991	532	990	537
Net income before subsidiaries	2,2 79	2,034	2,171	1,971

Undistributed income from subsidiaries	576	477	33	6
Income from ongoing operations	2,855	2,511	2,204	1,977

Minority interest	(1)	1	(1)	1

Net income	2,854	2,512	2,203	1,978

Grupo Financiero HSBC, S.A. de C.V.	Statement of Changes in Shareholders' Equity

GROUP

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from v aluation of available-for-sale securities	Deficit in restatement of stock- holders' equit y	Adjustment in the employees pension	Net income	Minority interest	Total equity

Balances at 31 December 2007	21,466	1,162	18, 827	-	(8,544)	-	5,615	2	38,528

Movements inherent to the shareholders' decision
Capitalisation of retained earnings	-	280	5,335	-	-	-	(5,615)	-	-
Cash dividend	-	-	(4,350)	-	-	-	-	-	(4,350)
Other movements	-	-	(8,228)	-	8,228	-	-	-	-
Total	-	280	(7,243)	-	8,228	-	(5,615)	-	(4,350)

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	-	2,854	-	2,854
Other movements	-	-	95	(201)	316	(136)	-	-	74
Minority interest	-	-	-	-	-	-	-	2	2
Total	-	-	95	(201)	316	(136)	2,854	2	2,9 30
Balances at 30 June 2008	21,466	1,442	11,679	(201)	-	(136)	2,854	4	37,1 08

Grupo Financiero HSBC, S.A. de C.V.	Statement of Change in Shareholders' Equity
(continued)

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Deficit in restatement of stock- holders' equity	Adjustment in the employees pension	Net income	Minority interest	Total equity

Balances at 31 December 2007	15,883	14,077	-	(217)	(2,421)	(136)	4,656	1	31,843

Movements inherent to the shareholders' decision
Constitution of reserves	-	4,656	(4,656)	-	-	-	-	-	-
Transfer of result of p rior years	-	-	4,656	-	-	-	(4,656)	-	-
Cash dividend	-	(3,500)	-	-	-	-	-	-	(3,500)
Total	-	1,156	-	-	-	-	(4,656)	-	(3,500)

Movements for the recognition of the comprehensive incom e
Net income	-	-	-	-	-	-	2,203	-	2,203
Result from valuation of available- for-sale securities	-	24	-	(117)	-	-	-	-	(93)
Cumulative effect of restatement	-	(2,460)	-	38	2,421	-	-	-	(1)
Minority interest	-	-	-	-	-	-	-	1	1
Total	-	(2,436)	-	(79)	2,421	-	2,203	1	2,110

Balances at 30 June 2008	15,883	12,797	-	(296)	-	(136)	2,203	2	30,453

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Changes in Financial Posit ion

GROUP

Figures in MXN millions
	30 June 2008	30 June 2007
Operating activities:
Net income	2,854	2,512
Items included in operations not requiring (providing) funds:
Result from mark-to-market valuations	(365)	(93)
Allowances for loan losses	6,392	3,929
Depreciation and amortisation	532	526
Deferred taxes	(991)	(532)
Minority interest	1	(1)
Undistributed income from subsidiaries, net	(576)	(477)
Others	7	17
Total operating items not requiring funds	7, 854	5,881

Changes in items related to operations:
( Decrease ) / increase in deposits	(1,108)	8,408
Increase in loan portfolio	(667)	(17,842)
Increase / (decrease) in securities and derivative transactions, net	(769)	7,224
Increase in financial instruments	(6,021)	(3,903)
In crease / (decrease) in bank deposits and other liabilities	1,921	(3,341)
Funds provided by operating activities	1, 210	(3,573)

Financing activities:
Subordinated debentures outstanding	(7)	(11)
Cash dividend	(4,350)	-
Increase in other payable accounts	23,663	13,386
Funds provided in financing activities	19,306	13,375

Investing activities:
Decrease / (increase) in property, furniture and equipment, net	579	(716)
Decrease / (increase) in deferred charges or credits, net	1 86	(46)
Increase in foreclosed assets	(5)	(28)
Increase in other receivable accounts	(18,545)	(14,793)
Funds used in investing activities	(17, 785)	(15,583)
Increase / (decrease) in cash and equivalents	2,731	(5,781)
Cash and equivalents at beginning of period	48,865	57,175
Cash and equivalents at end of period	51,596	51,394

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Changes in Financial Posit ion
(continued)

BANK

Figures in MXN millions	31 June 2008	30 June 2007
Operating activities:
Net income	2,203	1,978
Items included in operations not requiring (providing) funds:
Result from mark-to-market valuations	(365)	(93)
Allowances for loan losses	6,392	3,929
Depreciation and amortisation	530	524
Deferred taxes	(990)	(537)
Undistributed income from subsidiaries, net	(33)	(6)
Value loss estimation for foreclosed assets	7	17
Minority interest	1	(1)
Total operating items not requiring funds	7,745	5,811

Changes in items related to operations:
( Decrease ) / increase in deposits	(1,006)	8,429
Increase in loan portfolio	(667)	(17,842)
( Increase ) / decrease in securities and derivative transactions, net	(211)	7,327
Increase in financial instruments	(6,380)	(4,377)
Increase / (decrease) in bank deposits and other liabilities	1,921	(3,341)
Funds provided by operating activities	1,402	(3,993)

Financing activities:
Subordinated debentures outstanding	(7)	(11)
Cash Dividend	(3,476)	-
In crease in other payable accounts	23,581	13,384
Contributions or reimbursements of capital contributed	-	-
Funds provided by financing activities	20,098	13,373

Investing activities:
Increase in property, furniture and equipment, net	(389)	(335)
De crease / (increase) in deferred charges or credits, net	147	(47)
Increase in foreclosed assets	(6)	(29)
Increase in other receivable accounts	(18,520)	(14,749)
Funds used in investing activities	(18,768)	(15,1 60)
In crease / (decrease) in cash and equivalents	2,732	(5,780)
Cash and equivalents at beginning of period	48,864	57,174
Cash and equivalents at end of period	51,596	51,394

Grupo Financiero HSBC, S.A. de C.V.	Differences between Mexican GAAP and International Financial Reporting Standards (IFRS )

Grupo Financiero HSBC

HSBC Holdings plc, the parent of Grupo Financiero HSBC S.A. de C.V. reports its results under International Financial Reporting Standards (IFRS). There follows a reconciliation of the results of Grupo Financiero HSBC S.A. de C.V. from Mexican GAAP to IFRS for the first half
ended 30 June 2008 and an explanation of the key reconciling items.

30 June
Figures in MXN millions	2008

Grupo Financiero HSBC - Net Income Under Mexican GAAP	2,854

Differences arising on the valuation of pensions and post retirement healthcare benefits	42
Differences arising on acquisition costs relating to long-term investment contracts	(20)
Differences arising from the deferral of fees received and paid on the origination of loans	60
Differences arising from the recognition and provisioning for loan impairments	161
Differences arising from purchase accounting adjustments *	(12)
Differences arising from the recognition of the present value in-force of long-term insurance contracts	19
Other differences in accounting principles	12
HSBC México net income under IFRS	3,116
US dollar equivalent (millions)	293
Add back tax expense	949
HSBC México profit before tax under IFRS	4,065
US dollar equivalent (millions)	383
Exchange rate used for conversion	10.6

*   Net of tax at 28 per cent.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS

Retirement benefits

Mexican GAAP

Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method and real interest rates.

Unrecognised past service costs are amortised on an estimated service life of the employees.

IFRS

Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method.

Actuarial gains and losses are recognised in stockholders equity as they arise.

Unrecognised past service cost are recognised in the Income Statement as they arise.

Acquisition costs of long-term investment contracts

Mexican GAAP

All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS

Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on origination of loans

Mexican GAAP

All fees received on loan origination are deferred and amortised over the life of the loan. However, this policy was introduced 1 January 2007, all fees having previously been recognised up front.

IFRS

Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges

Mexican GAAP

Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorised methodologies for determining the amount of provision for each type of loan.

IFRS

Loan loss provisions for collectively assessed loans are determined based on a roll-rate methodology reflecting history of losses for each category of loan, past due payments and collateral values. For individually assessed loans, loan loss provisions are calculated based on the discounted cash flow value of the collateral.

Purchase accounting adjustments

These arise from valuations made by HSBC on acquiring Grupo Financiero Bital in November 2002 on various assets and liabilities that differed from the valuation in the local Mexican GAAP books.

Recognition of present value of in-force long-term life insurance contracts

Mexican GAAP

The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS

A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: July 28, 2008